Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2010

Calgary, Alberta, August 4, 2010 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the three months ended June 30, 2010.

Conversion to US GAAP

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP).  All comparative financial information contained herein has been revised to reflect the Company’s results as if they had been historically reported in accordance with US GAAP.  Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Consolidated Financial Highlights

	Three Months Ended June 30,
(dollars in thousands)	2010	2009
Revenue	$183,594	$146,519
Gross profit	$15,620	$25,140
Gross profit margin	8.5%	17.2%
Operating income	$1,064	$10,138
Operating margin	0.6%	6.9%
Net (loss) income	$(10,309)	$9,927
Consolidated EBITDA	$12,179	$19,394
Capital expenditures	$6,589	$19,710
Cash and cash equivalents	$78,868	$79,989

“We achieved 25% growth in consolidated revenue during the three months ended June 30, 2010,” said President and CEO, Rod Ruston.  “Volumes in our recurring services business were particularly strong with significantly higher activity at Canadian Natural’s Horizon project and steady work volumes with our other key oil sands customers despite a reduction of activity at Shell’s oil sands operations as this client shutdown to both commission the Jackpine project and undertake a major maintenance program.  Piling volumes were also up 30% over last year in spite of severe weather conditions that hampered much of our work throughout the quarter.”

Gross profit was negatively impacted by a heavy workload of planned equipment repair and maintenance activity during the spring break-up period, primarily on leased equipment units where  major maintenance costs are expensed rather than capitalized.  This, together with a negative foreign exchange impact on our long-term overburden removal contract and an abnormally high volume of unsigned change orders in the Piling segment at the end of the quarter, resulted in a reduction in gross margins.

“Our first quarter margin performance largely reflects one-time items compounded by our standard first-quarter equipment maintenance program,” said Ruston.  “We expect margins to return to normal levels as we move into the second quarter and we’ll also benefit as the outstanding change orders are processed.”

“Our outlook going forward remains positive and it’s reflected in our growing backlog,” Mr. Ruston added. “We are seeing a strong level of activity throughout the oil sands and increasing momentum as the project development side of this business begins to recover. Commercial and industrial construction demand is also starting to recover and we are beginning to benefit from our move into the Ontario market.  Overall, we are encouraged by the momentum we see returning to our business and anticipate improving operating performance as the year progresses,” said Mr. Ruston.

Consolidated Results for the Three Months Ended June 30, 2010

	Three Months Ended June 30,
(dollars in thousands)	2010	2009	Change
Revenue	$183,594	$146,519	$37,075

For the three months ended June 30, 2010, consolidated revenues increased to $183.6 million, from $146.5 million during the same period last year.  The $37.1 million improvement reflects an increase in recurring services and in Piling segment activity.

Recurring services accounted for 88% of the Company’s oil sands’ revenue in the period, compared to 87% in the same period last year.

	Three Months Ended June 30,
(dollars in thousands)	2010	2009	Change
Gross profit	$15,620	$25,140	$(9,520)
Gross profit margin	8.5%	17.2%

Gross profit for the three months ended June 30, 2010 was $15.6 million (8.5% of revenue), compared to $25.1 million ($17.2% of revenue) during the same period last year.  The reduction in gross profit margin is partly related to a $2.3 million reduced profit on the long-term overburden removal contract in the Heavy Construction and Mining segment resulting from the negative impact of a stronger Canadian dollar on the value of the contract.  Gross profit was also negatively affected by reduced margin in the Piling segment due to delays in executing change orders, as well as by higher equipment costs due to increased repair maintenance activity during the spring break-up period.

	Three Months Ended June 30,
(dollars in thousands)	2010	2009	Change
Operating income	$1,064	$10,138	$(9,074)
Operating margin	0.6%	6.9%

For the three months ended June 30, 2010, operating income was $1.1 million (0.6% of revenue), compared to an operating income of $10.1 million (6.9% of revenue) during the same period last year largely due to lower gross margins as discussed above.  In addition, general and administrative expense decreased by $1.2 million year-over-year.  Prior-year general and administrative costs were impacted by higher stock-based compensation costs related to deferred performance share units and director share units due to increases in our share price in the prior-year period.

	Three Months Ended June 30,
(dollars in thousands, except per share amounts)	2010	2009	Change
Net (loss) income	$(10,309)	$9,927	$(20,236)
Per share information
Net (loss) income - basic	$(0.29)	$0.28	$(0.57)
Net (loss) income - diluted	$(0.29)	$0.27	$(0.56)

The Company recorded a net loss of $10.3 million (basic and diluted loss per share of $0.29) for the three months ended June 30, 2010, compared to a net income of $9.9 million (basic income per share of $0.28 and diluted income per share of $0.27) during the same period last year.  The non-cash items affecting results in the most recent period included a loss related to the write-off of deferred financing costs related to the extinguishment of the 8¾% senior notes, a loss on the cross-currency and interest rate swaps and a loss relating to embedded derivatives in long-term supplier contracts.  These items were partially offset by the positive foreign exchange impact of the strengthening Canadian dollar on the extinguishment of the 8¾% senior notes and a gain relating to embedded derivatives in a long-term customer contract.  Net income for the same period last year was positively affected by the foreign exchange impact of the strengthening Canadian dollar on the 8¾% senior notes, a gain related to embedded derivatives in an early redemption option on the 8¾% senior notes and a gain relating to embedded derivatives in long-term supplier contracts, partially offset by a loss on the cross-currency and interest rate swaps and a loss relating to embedded derivatives in a long-term customer contract.  Excluding the above items, net loss for the three months ended June 30, 2010 would have been $4.1 million (basic and diluted loss per share of $0.11), compared to net income of $0.1 million (basic and diluted income per share of $nil) during the same period last year.

Segment Results

Heavy Construction and Mining

	Three Months Ended June 30,
(dollars in thousands)	2010	2009	Change
Segment revenue	$163,609	$131,826	$31,783
Segment profit	22,247	23,514	$(1,267)
Segment profit percentage	13.6%	17.8%

For the three months ended June 30, 2010, revenue from the Heavy Construction and Mining segment increased $31.8 million to $163.6 million, primarily as a result of higher recurring services revenue.  The growth in recurring services revenue was driven by a return to planned operational levels on the long-term overburden removal contract at Canadian Natural and increased activity at Suncor’s site under the Company’s truck rental agreement.  The recurring services gains were partially offset by lower activity levels with Shell Albian as a result of the shutdown at this customer’s operation in preparation for the transition to production at the Jackpine mine.  Project development revenues also increased in the current period as a result of a construction project executed for Imperial Oil’s Kearl project.

Segment margins for the three months ended June 30, 2010 were 13.6%, compared to 17.8% during the same period last year.  The change in profit margin primarily reflects a $2.3 million profit reduction in the forecast for the long-term overburden removal contract as a result of a reduction in the US exchange rate of the Canadian dollar.  In the prior-year period, results included a $4.0 million profit increase in the forecast for this same project as a result of an increase in the US exchange rate of the Canadian dollar.  Lower project efficiency during the spring break-up period also contributed to the reduced segment profit.

Piling

	Three Months Ended June 30,
(dollars in thousands)	2010	2009	Change
Segment revenue	$19,146	$14,618	$4,528
Segment profit	1,394	$2,684	$(1,290)
Segment profit percentage	7.3%	18.4%

For the three months ended June 30, 2010, Piling segment revenues were $19.1 million compared to $14.6 million in the same period last year.  The improvement in Piling revenues reflects a partial recovery in activity levels in the commercial and industrial construction markets.  These gains were made despite abnormally high precipitation levels in Western Canada during the spring break-up period, which delayed some piling work to future periods.

Segment margins decreased to 7.3%, from 18.4%, reflecting the delay in the execution of change orders in the current period.

Pipeline

	Three Months Ended June 30,
(dollars in thousands)	2010	2009	Change
Segment revenue	$839	$75	$764
Segment (loss) profit	(723)	$367	$(1,090)
Segment (loss) profit percentage	-86.2%	489.3%

For the three months ended June 30, 2010, Pipeline revenues increased to $0.8 million, from $0.1 million in the same period last year, reflecting the partial resumption of work on a contract in British Columbia.  The segment losses were a result of fixed project costs incurred during a temporary shutdown of work on a contract in British Columbia.

Outlook

While spring break-up weather conditions have extended into the second quarter, the Company still anticipates a gradual strengthening of demand for services through the balance of the year.

In the oil sands, demand for recurring services is expected to remain strong and the Company is currently active with all four of the operational oil sands producers.  NAEP is also continuing to develop its new environmental and tailings pond reclamation services offering, which over time, is expected to provide opportunities to further expand the recurring services business.  Currently, discussions are underway with several customers to develop pilot projects related to their tailings pond management strategies.

The outlook for project development in the oil sands also remains positive.  NAEP continues to win piling and heavy construction-related projects at Exxon’s Kearl site and sees opportunities to further expand its business with this customer.  Other new developments such as Husky Energy Inc.’s Sunrise, ConocoPhillips’ Surmont and Suncor's Firebag in situ projects are moving forward and could eventually provide additional project development opportunities as they reach the construction phase.

In the Piling division, activity levels are beginning to ramp up as weather conditions in Western Canada improve and projects delayed by the earlier rainy conditions, get underway.  The Piling division built up a significant backlog of projects over the past three months and anticipates it will be able to work through these projects by the end of the fiscal year.  The division has also been successful in attracting a growing volume of business in the Ontario market, including its first significant commercial development piling project.

The Pipeline division anticipates a stronger second and third quarter with work on two new projects getting underway in August 2010.  These include TransCanada Pipelines’ NPS Groundbirch Mainline project, which involves construction of a 77 km, 36-inch pipeline in British Columbia.  The Pipeline division will also commence work on the second phase of Spectra Energy's Maxhamish Loop project, which involves construction of a 30 km, 24-inch pipeline also in British Columbia.  Both projects are scheduled for completion in November 2010.

Overall the Company is encouraged by the improving market conditions and by its steadily increasing backlog of work.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its financial results for the three months ended June 30, 2010 tomorrow, Thursday, August 5, 2010 at 9:00 am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-9205 or International: 1-201-689-8054

A replay will be available through September 7, 2010 by dialing:

Toll Free: 1-877-660-6853 or International: 1-201-612-7415 (Account: 286 Conference ID: 354813)

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

	June 30, 2010	March 31, 2010
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$78,868	$103,005
Accounts receivable, net (allowance for doubtful accounts of $773, March 2010 - $1,691)	89,925	111,884
Unbilled revenue	90,284	84,702
Inventories	10,385	5,659
Prepaid expenses and deposits	10,744	6,881
Deferred tax assets	2,843	3,481
	283,049	315,612
Prepaid expenses and deposits	3,573	4,005
Assets held for sale	838	838
Property, plant and equipment	326,550	328,743
Intangible assets, net (accumulated amortization of $5,179, March 2010 - $4,591)	7,652	7,669
Deferred financing costs	8,539	6,725
Investment in and advances to unconsolidated joint venture	3,215	2,917
Goodwill	25,111	25,111
Deferred tax assets	24,112	10,997
	$682,639	$702,617

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$71,847	$66,876
Accrued liabilities	32,818	47,191
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	3,067	1,614
Current portion of capital lease obligations	4,699	5,053
Current portion of derivative financial instruments	2,550	22,054
Current portion of term facilities	10,000	6,072
Deferred tax liabilities	21,527	16,781
	146,508	165,641
Deferred lease inducements	734	761
Long term accrued liabilities	15,317	14,943
Capital lease obligations	7,314	8,340
Term facilities	65,946	22,374
8 ¾% senior notes	----	203,120
Series 1 debentures	225,000	----
Director deferred stock unit liability	2,674	2,548
Restricted share unit liability	1,333	1,030
Derivative financial instruments	14,291	75,001
Asset retirement obligation	368	360
Deferred tax liabilities	31,931	27,441
	511,416	521,559
Shareholders’ equity:
Common shares (authorized — unlimited number of voting and non-voting common shares; issued and outstanding — June 30, 2010 — 36,062,036 voting common shares (March 31, 2010 — 36,049,276 voting common shares)	303,593	303,505
Additional paid-in capital	7,825	7,439
Deficit	(140,195)	(129,886)
	171,223	181,058
	$682,639	$702,617

Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended June 30,
	2010	2009

Revenue	$183,594	$146,519
Project costs	77,277	54,262
Equipment costs	65,003	46,044
Equipment operating lease expense	17,491	12,349
Depreciation	8,203	8,724
Gross profit	15,620	25,140
General and administrative costs	13,729	14,976
(Gain) loss on disposal of property, plant and equipment	(4)	41
Gain on disposal of assets held for sale	---	(317)
Amortization of intangible assets	588	493
Equity in loss (earnings) of unconsolidated joint venture	243	(191)
Operating income before the undernoted	1,064	10,138
Interest expense, net	7,729	6,552
Foreign exchange gain	(1,697)	(19,436)
Realized and unrealized loss on derivative financial instruments	3,008	10,021
Loss on debt extinguishment	4,346	---
Other expense	---	533
(Loss) income before income taxes	(12,322)	12,468
Income taxes (benefit)
Current	1,228	----
Deferred	(3,241)	2,541
Net (loss) income and comprehensive (loss) income for the period	(10,309)	9,927

Net (loss) income per share — basic	$(0.29)	$0.28

Net (loss) income per share — diluted	$(0.29)	$0.27

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

	Three months ended June 30,
	2010	2009
Cash provided by (used in):
Operating activities:
Net (loss) income for the period	$(10,309)	$9,927
Items not affecting cash:
Depreciation	8,203	8,724
Equity in loss (earnings) of unconsolidated joint venture	243	(191)
Amortization of intangible assets	588	493
Amortization of deferred lease inducements	(27)	(26)
Amortization of deferred financing costs	526	805
(Gain) loss on disposal of property, plant and equipment	(4)	41
Gain on disposal of assets held for sale	—	(317)
Unrealized foreign exchange gain on 8¾% senior notes	(732)	(19,540)
Unrealized loss on derivative financial instruments measured at fair value	3,008	6,685
Loss on debt extinguishment	4,346	—
Stock-based compensation expense	839	1,817
Accretion of asset retirement obligation	8	9
Deferred income taxes (benefit)	(3,241)	2,541
Net changes in non-cash working capital	12,356	(18,690)
	15,804	(7,722)
Investing activities:
Purchase of property, plant and equipment	(6,018)	(19,221)
Addition to intangible assets	(571)	(489)
Investment in and advances to unconsolidated joint venture	(541)	(500)
Proceeds on disposal of property, plant and equipment	60	138
Proceeds on disposal of assets held for sale	—	960
Net changes in non-cash working capital	(2,768)	(1,272)
	(9,838)	(20,384)
Financing activities:
Repayment of term facilities	(2,500)	—
Increase in term facilities	50,000	11,800
Financing costs	(7,704)	(1,115)
Redemption of 8¾% senior notes	(202,410)	—
Issuance of series 1 debentures	225,000	—
Settlement of swap liabilities	(91,125)	—
Proceeds from stock options exercised	64	—
Repayment of capital lease obligations	(1,428)	(1,470)
	(30,103)	9,215
Decrease in cash and cash equivalents	(24,137)	(18,891)
Cash and cash equivalents, beginning of period	103,005	98,880
Cash and cash equivalents, end of period	$78,868	$79,989

Consolidated EBITDA

Consolidated EBITDA is a measure defined by the Company’s credit agreement.  This measure is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income. The credit agreement requires the Company to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its credit facility. Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under Canadian GAAP or US GAAP.  For example, Consolidated EBITDA:

•	does not reflect cash expenditures or requirements for capital expenditures or capital commitments;

•	does not reflect changes in cash requirements for working capital needs;

•	does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on debt;

•	excludes tax payments that represent a reduction in cash available to the Company; and

•	does not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA also excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period.

A reconciliation of net (loss) income to Consolidated EBITDA is as follows:

Forward-Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this release.  Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information.  Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "position" or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this release include but are not limited to, the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

(A) information related to the level of activity in the Company's key markets and demand for the Company's services, including (1) a gradual strengthening of demand for services through the balance of the year, (2) demand for recurring services remains strong, (3) the Company's new environmental and tailings pond reclamation services offering provides opportunities to expand the recurring services business, (4) the Company's ability to further expand its business with Exxon, (5) new in situ developments eventually providing project development opportunities, (6) the Piling division executing its backlog by year-end and (7) stronger second and third quarter results in Pipeline as projects get underway in August; is subject to the risks and uncertainties that: continued reduced demand for oil and other commodities as a result of slowing market conditions in the global economy may result in reduced oil production and a decline in oil prices; anticipated new major capital projects in the oil sands may not materialize; demand for the Company's services may be adversely impacted by regulations affecting the energy industry; failure by the Company's customers to obtain required permits and licenses may affect the demand for the Company's services; changes in the Company's customers' perception of oil prices over the long-term could cause its customers to defer, reduce or stop their capital investment in oil sands projects, which would, in turn, reduce the Company's revenue from those customers; reduced financing as a result of the tightening credit markets may affect the Company's customers' decisions to invest in infrastructure projects; insufficient pipeline, upgrading and refining capacity or lack of sufficient governmental infrastructure to support growth in the oil sands region could cause the Company's customers to delay, reduce or cancel plans to construct new oil sands projects or expand existing projects, which would, in turn, reduce the Company's revenue from those customers; a change in strategy by the Company's customers to reduce outsourcing could adversely affect the Company's results; cost overruns by the Company's customers on their projects may cause its customers to terminate future projects or expansions which could adversely affect the amount of work the Company receives from those customers; because most of the Company's customers are Canadian energy companies, a further downturn in the Canadian energy industry could result in a decrease in the demand for its services; and unanticipated short term shutdowns of the Company's customers' operating facilities may result in temporary cessation or cancellation of projects in which the Company is participating; and

(B) information related to the future performance of the Company, including (1) margins returning to normal levels in the second quarter, (2) the Company's ability to realize the benefits of outstanding change orders as they are processed and (3)improving operating performance as the year progresses; is subject to the risks and uncertainties that: shortages of qualified personnel or significant labour disputes could adversely affect the Company's business; if the Company is unable to obtain surety bonds or letters of credit required by some of its customers, the Company's business could be impaired; the Company is dependent on its ability to lease equipment and a tightening of this form of credit could adversely affect the Company's ability to bid for new work and/or supply some of its existing contracts; a deterioration of credit market conditions may restrict the Company's ability to secure new debt financing and/or increase the cost; the Company's business is highly competitive and competitors may outbid the Company on major projects that are awarded based on bid proposals; the Company's customer base is concentrated and the loss of or a significant reduction in business from a major customer could adversely impact the Company's financial condition; lump-sum and unit-price contracts expose the Company to losses when its estimates of project costs are lower than actual costs; the Company's operations are subject to weather-related factors that may cause delays in its project work; and environmental laws and regulations may expose the Company to liability arising out of its operations or the operations of its customers.

While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management’s views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.  The Company has attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  These factors are not intended to represent a complete list of the factors that could affect the Company.  See the risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada from time to time, including but not limited to the most recent Management’s Discussion and Analysis filed respectively in the United States and Canada.

For more complete information about NAEP, you should read the disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.nacg.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. NAEP maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:	Kevin Rowand
Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax: (780) 969-5599
Email: krowand@nacg.ca